N E W S R E L E A S E

May 15, 2008

BISHA UPDATE - CAPITAL AND OPERATING COSTS

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to announce the completion of an updated capital estimate for the Bisha Project in Eritrea. The new pre-production capital cost estimate of US$246 million and quick project payback confirm that the project is financially robust.

Since mid 2007 and during Q1 2008 SENET, the selected EPCM (Engineering, Procurement, and Construction Management) contractor for the Bisha Project has been working on preliminary and detailed engineering design. As part of the process, SENET has been updating the capital cost estimate from the feasibility study for purposes of securing debt finance. SENET has reviewed critical operating cost components and revised financial models have been developed with the assistance of the project finance advisor, Endeavor Financial.

The end result of this concentration of effort is the following revised financial summary of the project:

Highlights of the Project:

Metal Production (Life of Mine payable)

-

1.06 million oz gold

-

747 million lb copper

-

1,092 million lb zinc

-

9.4 million oz silver

Production Schedule

- +10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 431,000 oz Au and 702,000 oz Ag per year

-

years 3 to 5 average 175 million lb Cu per year plus precious metal credits

-

years 6 to 10 average 219 million lb Zn plus 40 million lb Cu per year plus precious metal credits

Revised CAPEX

-

pre-production capital expenditure $246m compared to $196m in 2006 feasibility study

-

expansion capital for future copper and zinc production (funded by operations) $115m versus $92m in 2006 feasibility study

Revised Operating Cost

-  life of mine operating cost $33.35/tonne of ore milled, excluding royalties

The SENET engineering design incorporates some positive design changes compared with the Feasibility Study. The tailings storage area has been relocated to a more favourable terrain and an additional plastic lining has been added to the design. The gold process plant has been redesigned from a carousel CIP to a standard CIL circuit.

Financial scenarios and sensitivity review (all after tax):

1. Recent metals prices scenario:

Metal prices

-

Au $900/oz, Cu $3.80/lb, Zn $1.00/lb, Ag $16/oz

Rate of Return

-

66%

Cumulative cash flow

-

$1,867 million

NPV (10% discount)

-

$903 million

Payback

-

1.2 years    (pre-production capital payback)

2.  May 2008 base case scenario (more conservative metal prices):

Metal prices

-

Au $700/oz, Cu $1.80/lb, Zn $0.75/lb, Ag $12/oz

Rate of Return

-

38.6%

Cumulative cash flow

-

$ 708 million

NPV (10% discount)

-

$ 309 million

Payback

-

1.8 years    (pre-production capital payback)

The Company effectively has a 90% interest in the net present value (NPV) of the project, 30% of which will be received shortly after the start of production (less the $25m prepayment received in January 2008).

Summary of Production and After Tax Cash Flow

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Oxide Processing
Gold-Thousand ounces		418	443	39	See note below
Silver - Thousand ounces		517	887	132
Sulphide Processing
Copper- millions of pounds				154	169	181	73	40	40	43	49
Zinc- million of pounds						153		238	227	217	258

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10

Recent Metal Prices Case Financial Analysis (after tax)(April 2008):
(Au $900/oz, Cu $3.80/lb, Zn $1.00lb, Ag $16/oz)
After tax cash flow (millions $)		226	224	330	345	352	180	136	134	139	183
Less capital expenditure	(246)	(13)	(63)	(6)	(7)	(36)	(9)	(1)	(1)

May 2008 Base Case Scenario (more conservative metal prices):
(Au $700/oz, Cu $1.80/lb, Zn $0.75/lb, Ag $12/oz)
After tax cash flow (millions $)		177	170	139	139	131	70	58	58	59	89
Less capital expenditure	(246)	(13)	(63)	(6)	(7)	(36)	(9)	(1)	(1)

Note: The gold and silver produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

During Q1 2008, following the issue of the Mining License for the Bisha Mine in January 2008, both the Nevsun board and the board of the Bisha Mining Share Company agreed to progress the project to production. To kick start the project, the SAG and ball mills (the major long lead items), were placed on order by BMSC with Polysius AG, a division of ThyssenKrupp Engineering. This was the culmination of a competitive internal bidding process. Completion of site installation is expected in December 2009.

Finance and Timing

Endeavour Financial is the project finance advisor for Bisha. Representatives of several multilateral financial institutions have visited the site and an independent technical consultant has carried out third party due diligence on behalf of the interested financial institutions who would be expected to provide project finance. Endeavour has advised the Company that following a recent review of debt market appetite Endeavour has received numerous responses from both traditional sources of debt and commodity off-takers indicating strong interest to provide finance for the project.

Assuming a normal progression with finance, the Company anticipates commencement of production in 2010 and looks forward to the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral property in Eritrea; the adequacy of the Company’s financial resources; financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-07.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com